





Alcan Investor Workshop

Toronto, October 3, 2006

Dick Evans
President and CEO


FRAGILE
FRAGILE


A380
A380

Forward Looking Statements

Statements made in the course of this presentation which describe the Company's or management's objectives, projections, estimates, expectations or predictions may be "forward-looking statements" within the meaning of securities laws. All statements that address the Company's expectations or projections about the future including statements about the Company's growth, cost reduction goals, operations reorganization plans, expenditures and financial results are forward-looking statements. The Company cautions that, by their nature, forward-looking statements involve risk and uncertainty and actual actions or results could differ materially. Reference should be made to the most recent Form 10-Q or 10-K for a summary of factors that could cause such differences. In addition, certain non-GAAP measures are used which are reconciled to the comparable GAAP measures herein or on the Company's website at www.alcan.com in the "Investors" section.

Clear Vision

A premier global investment, partner of choice, and provider of materials and technology-based solutions committed to the success of our shareholders, customers, employees and the communities in which we operate.

- Long-term TSR in top quartile of S&P materials index
- Leading positions in attractive sectors
- Superior reputation among diverse global stakeholders

Advantaged Platform

Many strengths to build on

- Modern, Low Cost Assets
- Leading Market Positions and Strong Customer Relationships
- Integrated Management System (AIMS)
- Advanced Technology
- Recognized Leader in Sustainability

Effective Diversification

As at June 30, 2006

Assets by Business


Packaging
24%
Bauxite &
Alumina
18%
Engineered
Products
16%
Primary Metal
42%

Upstream: 60%   Downstream: 40%

Assets by Geography


Other
3%
North
America
37%
Asia / Pacific
18%
Europe
42%

Global Presence

Proven Management System


EHS
First
CI
People
VBM

AIMS

- VBM guiding methodology
- Steadily improving EHS performance
- Accelerating CI benefits
- New people component

Focused Strategy

Build Selectively on Core Strengths

- secure long-term alumina position
- accelerate development of primary pipeline
- fully leverage AP technology
- develop adjacent growth opportunities
  - products/markets
  - geography
- explore potential new platforms

Focused Strategy

Maintain Discipline

- ROCE through the cycle
  - Capital Allocation
  - Portfolio Optimization
  - Cost Control
- Emphasis on cash

Attractive Growth Options

Bauxite & Alumina	**Gove,** Alumar, Guinea, Ghana
Primary Metal	**Sohar, Kitimat,** Coega, Iceland
Engineered Products	Aerospace, Composites, Adjacencies
Packaging	Developing economies High-growth market segments

Financial Strength

Annual Cash Flow from Operations ($M)



$B
LME aluminum 3-mo
$/t
4
2
0
3,000
2,500
2,000
1,500
1,000
2004-2005 Avg.
2006
2007-2008 Avg.

2006-08 outlook based on forward rates*

*** Assumes currency and metal at forward rates as of September 2006**

Alumina Price Evolution

Spot and Australian export prices



40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
Spot - Aus. Exp. [%LME]
1979
1984
1989
1994
1999
2004
High metal prices
Hurricane
Gramercy explosion
Structural tightness (China)
Alumina oversupply
Eastern block sell-down
Hurricane
San Ciprian
Aughinish
Worsley
Alunorte
Spot
Aus. Export Price

Source: CRU

Sound Aluminum Fundamentals

- **China Impact?**
  - Smelter re-starts being absorbed
  - Annual demand growth still exceeding supply growth
  - Primary metal exports down 10% YTD
- **Physical Demand Remains Strong**
  - Global market outlook for 2007 near balance

ALCAN